

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via Facsimile
Mr. Yuejian (James) Wang
Principal Executive Officer
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re: China Direct Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 23, 2010**
> **Form 10-K/A for the fiscal year ended September 30, 2010**
> **Filed January 28, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q/A for the quarterly period ended June 30, 2011**
> **Filed September 9, 2011**
> **File No. 001-33694**

Dear Mr. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director